



TSX, NYSE-MKT
Symbol: NCQ

TSX, NYSE-MKT
Symbol: TMQ

News Release

NovaCopper is now Trilogy Metals

September 8, 2016 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper" or the "Company") announced today that the Company has changed its corporate name to **Trilogy Metals Inc.** and its shares will commence trading on the Toronto Stock Exchange and the NYSE-MKT under the new name and ticker symbol **"TMQ"** upon the opening of the markets today.

See the Company's new website at www.trilogymetals.com.

NovaCopper has changed its corporate name to Trilogy Metals Inc. ("Trilogy") to better reflect the diversity of minerals at the Company's 100%-owned Upper Kobuk Mineral Projects. The Company's new website is www.trilogymetals.com and our new twitter handle is @trilogy_metals.

The name change was approved by shareholders at the Annual General Meeting held on May 18, 2016 and subsequently approved by both the Toronto Stock Exchange and NYSE-MKT. The Company's common shares will commence trading on both stock exchanges under the new ticker symbol "TMQ" upon the opening of the markets today. The CUSIP number assigned to the Company's shares following the name change is 89621C105 (ISIN: CA89621C1059). No action is required by stockholders with respect to the name change. Outstanding stock certificates are not affected by the name change and will not need to be exchanged. Certain changes in CUSIP number may cause a temporary interruption in electronic trading in the United States and/or with the Depository Trust Company. The Company encourages any concerns in this regard to be directed to the shareholder's broker or agent.

Upcoming Events

The Company's CEO and CFO will be attending the following conferences during the month of September. Rick Van Nieuwenhuyse, the Company's President and CEO will be presenting at all three conferences. Our corporate presentation and a replay of any broadcast will be made available on our website at www.trilogymetals.com/investorcenter/events. We look forward to meeting with you at the conference.

September 11-13, 2016 Rodman & Renshaw Global Investment Conference in New York

September 14-16, 2016 Precious Metals Summit, Colorado in Beaver Creek

September 26-28, 2016 Mines and Money Americas in Toronto

About Trilogy Metals

Trilogy Metals Inc., formerly NovaCopper Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Trilogy Contacts

Rick Van Nieuwenhuyse
President & Chief Executive Officer
rickvann@trilogymetals.com

Elaine Sanders
Vice President & Chief Financial Officer
elaine.sanders@trilogymetals.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements including but not limited to anticipated activities at the UKMP, achieving a pre-feasibility level of study at some point in the future, and the advancement of the AMDIAP. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties and infrastructure; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2015 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Trust | Respect | Integrity